Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio of earnings to fixed charges)

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2017		2016		2016		2015		2014		2013		2012
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$37,330		$105,905		$133,471		$76,018		$74,370		$72,889		$67,198
Add: Fixed charges, net	29,481		25,537		53,732		47,454		49,503		48,128		87,121
Income before income taxes and fixed charges, net	66,811		131,442		187,203		123,472		123,873		121,017		154,319
Fixed charges
Interest expense	$28,333		$24,640		$52,141		$46,226		$48,416		$46,969		$86,112
One-third of rental expense	1,148		897		1,591		1,228		1,087		1,159		1,009
Interest on unrecognized tax benefits	—		—		—		—		—		—		—
Total fixed charges	$29,481		$25,537		$53,732		$47,454		$49,503		$48,128		$87,121
Ratio of Earnings to Fixed Charges	2.27	x	5.15	x	3.48	x	2.60	x	2.50	x	2.51	x	1.77	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$37,330		$105,905		$133,471		$76,018		$74,370		$72,889		$67,198
Add: Fixed charges, net	10,465		11,146		21,358		24,449		29,912		28,201		64,333
Income before income taxes and fixed charges, net	47,795		117,051		154,829		100,467		104,282		101,090		131,531
Fixed charges
Interest expense	$9,317		$10,249		$19,767		$23,221		$28,825		$27,042		$43,583
One-third of rental expense	1,148		897		1,591		1,228		1,087		1,159		1,009
Interest on unrecognized tax benefits	—		—		—		—		—		—		—
Total fixed charges	$10,465		$11,146		$21,358		$29,449		$29,912		$28,201		$44,592
Ratio of Earnings to Fixed Charges	4.57	x	10.50	x	7.25	x	4.11	x	3.49	x	3.58	x	2.95	x